Exhibit (a)(1)(G)
Dear Offeree,
In accordance with the email sent to you on September 18, 2006 by Karen McLaughlin, attached is information regarding the final pricing for the Tender Offer and an Election to Tender Form. Please note that the enclosed spreadsheet includes an interactive section which will allow you to estimate the cash value to be received should you elect to tender your Eligible Options and/or Eligible SARs.
You are now required to submit, no later than 5:00pm central time on September 29, 2006, the Election to Tender Form, indicating your decision to participate or not to participate in the Tender Offer. We will confirm receipt of your Election to Tender Form immediately.
If you elect to tender any of your Eligible Options and/or Eligible SARs, payment for such tendered Eligible Options and/or Eligible SARs will be sent to your home office for receipt no later than Friday, October 6, 2006.
Please be sure to review the complete Tender Offer documents before making any decision. Our filings, including the Tender Offer documents, are available at www.sec.gov.
If you have any questions, please contact Karen McLaughlin at 312.255.5071 or Lorna Liposky at 312.268.3081.
Sincerely,
Adam J. Gutstein
Chief Executive Officer
Diamond Management & Technology Consultants, Inc.

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